MONTHLY REPORT - June, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $ (11,339,863)    13,408,346
   Change in unrealized gain (loss) on open         (23,762,283)   (39,229,752)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0         38,951
         obligations
      Change in unrealized gain (loss) from U.S.         (6,841)        53,408
         Treasury obligations

    Interest income                                     162,631      1,267,848

    Foreign exchange gain (loss) on margin             (104,230)       (13,366)
       deposits
                                                   ------------   ------------
Total: Income                                       (35,050,586)   (24,474,565)

Expenses:
   Brokerage commissions                              4,470,000     28,844,315

   Management fee                                        46,114        238,074

   20.0% New Trading Profit Share                             0          1,385

   Custody fees                                          38,719         80,577

   Administrative expense                               186,495      1,124,296
                                                   ------------   ------------
Total: Expenses                                       4,741,328     30,288,647

Net Income (Loss) - June, 2011                 $    (39,791,914)   (54,763,212)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (675,289.425       $ 11,028,548     861,258,963    872,287,511
   units) at May 31, 2011
Addition of 2,743.470 units on                0       3,599,009      3,599,009
   June 1, 2011
Redemption of (5,548.430) units               0      (6,830,061)    (6,830,061)
   on June 30, 2011*
Net Income (Loss) - June, 2011         (446,213)    (39,345,701)   (39,791,914)
                                   -------------  -------------   ------------

Net Asset Value at June 30,
2011 (672,676.507 units inclusive
of 192.042 additional units) 	   $ 10,582,335     818,682,210    829,264,545
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST June 2011 UPDATE

            June   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    (4.58)%      (6.36)%      $   1,230.65    650,849.196  $ 800,968,800
Series 2    (4.23)%      (4.33)%      $   1,292.04        197.558  $     255,252
Series 3    (4.21)%      (4.22)%      $   1,295.70     21,091.941  $  27,328,816
Series 4    (4.05)%      (3.13)%      $   1,323.28        537.812  $     711,677


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				   July 13, 2011


Dear Investor:


Market sentiment towards growth oriented "risk-on" trades continued to deteriorate during most of June, although approval of a Greek austerity plan near month-end calmed fears, at least temporarily. The Trust was down for the month and most portfolio sectors-equities, currency, energy, metals, and agricultural and soft commodities-chalked up losses, while interest rate futures trading was essentially flat.

Manufacturing activity, as evidenced by weakening purchasing manager surveys and employment statistics, is slowing worldwide. In the developed economies, the continued depression in the housing markets and the knock-on effects of the Japan crisis added to the negative sentiment, as did the coming end of QE2 in the US and the increase in bank regulations worldwide. Meanwhile, in the developing economies, more moves toward tighter monetary policy to contain inflation, led by China, reined in "animal spirits". This worsening growth outlook combined with the Greek debt drama and US debt ceiling imbroglio served to undermine the long equity and commodity trades in the Trust.

Against this background, long equity futures positions produced losses and were reduced significantly. Losses were registered on long equity positions in US, Chinese, Taiwanese, Canadian, Australian, and European-especially Swedish, Italian and Spanish-equity futures. There was a bounce in equity markets near month-end as the Greek austerity approval triggered some short covering, and perhaps due to quarter-end window dressing purchases.

Foreign exchange markets were rather erratic during June and FX trading was fractionally unprofitable as a small profit from dollar trading was outweighed by losses from non-dollar trading. Short dollar positions versus Brazil, Colombia, India and Korea were positive while being short the dollar against the UK, Mexico and Sweden produced losses. In non-dollar trading, long positions in Scandinavian currencies were unprofitable and more than offset gains on short sterling trades.

The steadying dollar, slowing growth and news that the IEA would release 60 million barrels of oil from strategic reserves to compensate for the Libyan shortfall pushed energy prices lower and led to losses on long positions in crude and related products.

As growth prospects subsided and the dollar stabilized somewhat, long metals positions, particularly in gold, silver and aluminum were unprofitable.

Long positions in cotton, coffee, corn and the soybean complex were unprofitable during June as were short livestock trades.

Interest rate trading overall was marginally negative. Long positions on the short end of the yield curve in Australian dollar, sterling and US dollar instruments seemed to benefit from safe haven demand. Meanwhile, long US, UK and Canadian bond futures positions were unprofitable, apparently due to inflation and sovereign debt worries. Finally, short trades in two and five year euro interest rate futures lost money and were closed.






					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman